Exhibit 99.1

58.com Acquires Anjuke to Create Largest Online Secondary Real Estate
Platform in China

- - Company Will Host Conference Call at 8:00 a.m. EST Monday, March 2, 2015 - -

BEIJING, March 1, 2015 PRNewswire—58.com Inc. (NYSE: WUBA) (“58.com”) today announced that it has acquired Anjuke, a major online real estate listing platform in China. 58.com paid approximately US$ 267,010,000, including approximately 5,087,585 new ordinary shares of 58.com (one ADS represents two class A ordinary shares) and $160,170,715 in cash for a 100% equity stake.

Founded in Shanghai in 2007, Anjuke provides potential home buyers and renters an efficient and user-friendly experience to search for primary and secondary real estate. It also enables developers and real estate agents to effectively market their properties online. Following the acquisition, Anjuke will continue to operate its website and mobile app under the Anjuke brand.

Mr. Michael Jinbo Yao, Chairman and CEO of 58.com, commented, “There is still very robust demand for real estate in China and the opportunity for the best online real estate platform remains massive. This transaction allows us to create China’s largest secondary and rental real estate platform by combining 58.com’s housing content category with Anjuke’s platform. Our housing category has been one of 58.com’s fastest growing businesses and this acquisition allows us to generate new growth drivers by expanding into primary real estate services, which we previously did not cover. Anjuke has a highly recognizable brand and an incredibly talented team. We will continue to aggressively invest in our business as we seek to extend our leadership in the market. ”

Mr. Mike Weiping Liang, Chairman and CEO of Anjuke, added, “We are pleased to join 58.com since it will immediately allow Anjuke to access a large platform with significant traffic, financial resources, nationwide presence and strong marketing capabilities. I feel both companies share very similar DNA in how we focus on generating growth, attracting the best talent and creating the best user experience. Both businesses also have complementary user and customer demographics and geographic coverage. Anjuke looks forward to leveraging 58.com’s resources to explore new opportunities across China’s real estate market.”

China Renaissance acted as the financial advisor of the transaction.

58.com’s management will host a conference call to discuss the acquisition on Monday, March 2, 2015 at 8:00 a.m. U.S. Eastern Standard Time (9:00 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

International:	+1-412-902-4272
U.S. Toll Free:	+1-888-346-8982
Hong Kong:	800-905945
China:	4001-201203
Passcode:	WUBA

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 a.m. U.S. Eastern Standard Time, March 9, 2015. The dial-in details for the replay are as follows:

International:	+1-412-317-0088
U.S. Toll Free:	+1-877-344-7529
Passcode:	10061596

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of 58.com’s website at http://www.58.com.

About Anjuke

Anjuke is an online real estate sales and renting service provider in China. Anjuke offers efficient and user-friendly listing services for buyers and owners of primary and secondary residential and commercial properties as well as real estate agents. Anjuke’s platform covers 67 cities in China and provides real estate agents with an effective online marketing platform.

About 58.com Inc.

58.com Inc. (NYSE: WUBA) operates China’s largest online marketplace serving local merchants and consumers, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company’s online marketplace enables local merchants and consumers to connect, share information and conduct business. 58.com’s broad, in-depth and high quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com’s strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect. For more information on 58.com, please visit http://www.58.com.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. 58.com may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about 58.com’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: 58.com’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user base and network of local merchants for its online marketplace; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and 58.com does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

58.com Inc.

ir@58.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com